List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Business Names
Brek Petroleum Inc.	Nevada	N/A
Brek Petroleum (California) Inc.	California	N/A
Vallenar Energy Corp.	Nevada	Nathan Oil Partners LP